UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Coley Pharmaceutical Group, Inc.
(Name of Subject Company (Issuer))
Corvette Acquisition Corp. an indirect wholly owned subsidiary of Pfizer Inc.
(Names of Filing Person (Offerors))
Common Stock, $.01 par value per share (Title of Class of Securities)
19388P106 (CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Shares)

MARGARET M. FORAN, ESQ. PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK, 10017 (212) 773-4902

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to: Scott F. Smith, Esq. Covington & Burling LLP THE NEW YORK TIMES BUILDING 620 EIGHTH AVENUE New York, New York, 10018 Telephone: (212) 841-1000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:     Not applicable

Filing Party:     Not applicable

Date Filed:     Not applicable

[X]           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]     third-party tender offer subject to Rule 14d-1.

[  ]       issuer tender offer subject to Rule 13e-4.

[  ]        going-private transaction subject to Rule 13e-3.

[   ]        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  [   ]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release issued by Pfizer Inc. and Coley Pharmaceutical Group, Inc. dated November 16, 2007.